July 1, 2005

Albert Yarashus, Esq.

US Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:

Ashlin Development Corporation

Preliminary Proxy Materials on Schedule 14A

Filed May 27, 2005

File No. 0-29245

Dear Mr. Yarashus:

We represent Ashlin Development Corporation.  We are in receipt of your letter dated June 30, 2005 and the following sets forth our response to same:

Communications with Board of Directors, page 2.

1.

We suggest that this section heading and the first paragraph following it be placed after this section, or elsewhere in the proxy material, to enhance clarity and to make more evident that the information in the other sub-sections immediately following this sub section relates to General information regarding voting procedures.

ANSWER:

The applicable heading and paragraph have been moved to the recommended location.

Certain Relationships and Related Transactions, page 5

Background, pages 6 and 7

2.

Since Mr. Tisi’s employment agreement terminated with the effectiveness of the company’s plan of reorganization on January 25, 2005, please clarify which of the agreed upon payments under the amendment of April 9, 2004 you actually paid prior to that time.

ANSWER:

The proxy has been revised to state, that pursuant to the April 9 amendment, Mr. Tisi had been paid $7,063.67.

Board of Directors Committees page 10

Nominating Committee

3.

It appears that you should include in the proxy statement information required by Item 7(d)(2)(ii)(D) of Schedule 14A.  Please Revise.

ANSWER:

The information required by Item 7(d)(2)(ii)(D) of Schedule 14A  has been included in the proxy statement.

4.

Please include also the information required by Item 7(d)(2)(ii)(E) of Schedule 14A, or, in the alternative, the information required by Item 7(d)(2)(ii)(H).  As appropriate, please also provide the information required by Item 7(d)(2)(ii)(G)

ANSWER:

The information required by Item 7(d)(2)(ii)(E) of Schedule 14A has been included in the proxy statement.

5.

Please identify more specifically the minimum qualifications and specific skills that the committee believes are necessary for directors to possess, pursuant to Item 7(d)(2)(ii)(H) of Schedule 114A.

ANSWER:

The Company has identified such minimal qualification we believe are necessary.

6.

Please include the information required by Item (7)(d)(2)(ii)(I) of Schedule 14A and by Item 7(h)(3) of Schedule 14A.

ANSWER:

The information required by Item (7)(d)(2)(ii)(I) of Schedule 14A and by Item 7(h)(3) of Schedule 14A has been included in the proxy statement.

Proposal Two, Amendment to the Company’s Articles of Incorporation.

7.

In your description of the new preferred stock as “blank check” stock, you should also state specifically that shareholders will not be asked to approve any issuances of such stock, regardless of the designations that may be applied.

ANSWER:

The proxy has been revised to specifically state that shareholders will not be asked to approve any issuances of such stock, regardless of the designations that may be applied.

8.

Also, in the last paragraph of this section, you should note that the additional issuances of common stock could also be dilutive.

ANSWER:

The past paragraph of this section has been revised to note that the additional issuances of common stock could also be dilutive.

Relationship With Independent Auditors, page 14

9.

It is unclear why your auditing fees are stated as approximate.  Please revise to include the actual figures.

ANSWER:

The word “approximate” has been revised since these are the exact figures.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ GREGG E. JACLIN
GREGG E. JACLIN